EXHIBIT 12

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	2008	2007	2006	2005	2004
Income (loss) from operations before income taxes	$399	$549	$296	$136	$(101)
Add (deduct):
Fixed charges	413	493	526	525	574
Capitalized interest	(10)	(10)	(5)	(5)	(3)
Amortization of capitalized interest	6	6	6	6	6
Minority interest in consolidated affiliates	21	32	41	16	4
Net (earnings)/losses related to certain 50% or less owned affiliates	10	(11)	6	1	16
Distributions from equity investments	3	4	3	2	6
Dividends on preferred stock	(9)	(9)	(14)	(27)	(37)
Issuance costs of redeemed preferred stock	—	—	(6)	(4)	(4)

Adjusted earnings	$833	$1,054	$853	$650	$461

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$341	$422	$450	$443	$483
Capitalized interest	10	10	5	5	3
Dividends on preferred stock	9	9	14	27	37
Issuance costs of redeemed preferred stock	—	—	6	4	4
Portion of rents representative of the interest factor	53	52	51	46	47

Total fixed charges and preferred stock dividends	$413	$493	$526	$525	$574

Ratio of earnings to fixed charges and preferred stock dividends	2.0	2.1	1.6	1.2	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$—	$—	$—	$(113)